
INVEST IN THE FUTURE OF ASSET RELIABILITY
MCARTech™

INVEST IN **MCARTECH, INC.**

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Preventing costly industrial machinery failure with Asset Reliability solutions

LEAD INVESTOR

S

Surendra Mishra

MCARTech is a uniquely poised to succeed in the segment of reliability improvement. Mr. Chatterjee has devoted most of his career in improving the reliability of the system and accurately predicting failure before they occur. The beauty of MCARTech system is that the companies that implement ALERT system do not require to make huge investment. Existing infrastructure can be used to connect with ALERT system. All team members of MCARTech are highly motivated and have successfully implemented the system in many companies. I wish them all the success in there endavour.

Invested $10,000 this round

Learn about Lead Investors

mcartech.com Munster IN

Technology | B2B | SaaS | Infrastructure & Construction

Highlights

1. ✅ Contracts signed w/ 2 international manufacturing companies, several more in talks

2. 🎯 Successfully completed proof-of-concept w/ 3 clients

3. 💥 Highly-specialized engineering team w/ 150+ years of combined experience

4. 💸 Offer more effective, adaptable solutions at more affordable rates than all major competitors

5. 📈 Industrial IoT market valued at $15.8B in '20 -- projected to be $24.4B by 202B; CAGR of 9.15%

Our Team



Kumar R Chatterjee Founder/CEO

Engineer with 40 years of leadership experience in Asset Reliability Management Strategies. Previously at ArcelorMittal, Tata Steel, and Steel Authority of India Ltd.

MCARTech's team of seasoned industry professionals have witnessed the weaknesses in Asset Reliability first-hand over their own extensive careers in plant management and operations. Having dealt with the absence of effective tools to predict equipment failure, our team has pooled together decades of knowledge to develop a game-changing solution.



Dr. Kanishka Aman Singh Co-Founder/COO/Senior Systems Specialist

Engineer with experience in nuclear power station design and control systems of heavy electrical equipment. BTech/MTech from IIT Kanpur, PhD in Electrical Engineering from Iowa State University.

State University.



Thierry Olivier Lefevre Senior Technical Advisor

40+ yrs of leadership in cement plant operations and maintenance at various major international companies. Formerly operations management in France/Canada & performance management of multi-sites in Europe and Africa.



Steve Guzy Senior Technical Advisor

40+ yrs of leadership in steel plant operations and maintenance. Formerly: GM of Primary Operations at Wheeling Pittsburgh Steel, Division Manager of Hot Rolling at US Steel Corp., Plant Manager at Titanium Metals Corp., VP of Operations at JSW Steel



Kathleen Boyle Manager Admin and Accounting

7 years of experience in small business accounting, 16 years in teaching.



Fernando Dominguez Lead Software Developer

6 years in software development. Experience in insurance sector as a Senior Developer, DB Administrator, and front-end designer. 3 years as an independent agent developing websites for various industries, such as sales and administration.



Somnath Sen Director Technical and Field Operations

35 years of experience in Design, Development and Engineering of Industrial Control Systems. Previously at Steel Authority of India, Andrew Yule.



Rohan Chatterjee Creative Director

7 years in film production. Writer, director, and editor with experience in independent & short films, commercials, and branded content. NYU Tisch Film grad.



Om Mandhana CFO

Certified Public Accountant with decades of experience in procurement and supply chain, international business, M&A, manufacturing, cost reduction and sound financial management. Former VP of Procurement & Supply Chain at ArcelorMittal



Kumar R Chatterjee Founder/CEO

Engineer with 40 years of leadership experience in Asset Reliability Management Strategies. Previously at ArcelorMittal, Tata Steel, and Steel Authority of India Ltd.

Maximize Reliability. Minimize cost.



Between unexpected downtime, compromised products, machinery replacement, and dangerous workplace conditions, equipment failure can come at immense cost.

We offer our clients **affordable & adaptable** industrial Asset Reliability solutions to prevent these failures. We ensure optimal performance from their machinery and plant operations with our **real-time remote monitoring and predictive diagnostic system.**

About Us

MCARTech
Machinery Cognition & Advanced Reliability Technologies



MCARTech understands the serious consequences of machinery malfunction, and possesses the insight for offering the best solution.

Our Objective** - **Overcoming longstanding weaknesses in Asset Reliability performance by providing knowledge-based, cause-and-effect driven solutions to the manufacturing and process industry for equipment failure prediction and guidance.

Our Mission

MCARTech
Machinery Cognition & Advanced Reliability Technologies



Since 2018, our mission has been to become the life-cycle partner of the Reliability community worldwide.


ALERT



Technical discussions with one of MCARTech's clients in Canada.


Weaknesses in Asset Reliability
MCARTech
Equipment Reliability ensures "Predictable and Reliable" business performance
In reality, the possibility of unexpected failure is inevitable
Unexpected failures seriously affect safety, availability, product quality and cost
Effective tools for predicting failure are generally absent in the industry
©2017 – MCARTech Inc. All rights reserved


Consequences of Equipment Failures
MCARTech
Health and Safety, including loss of human life.
Serious damage to machinery causing long stoppages, leading to production loss.
Missed delivery dates and credibility.
Serious violation of environmental safety norms.
Significant quality deviations.
Potential cost impact of unexpected failures: 1-3% of Revenue.
©2017 – MCARTech Inc. All rights reserved



THE SOLUTION:

ALERT

(Adaptable Leading-Edge Reliability Techniques)

A Cloud-based
**Remote Monitoring and
Predictive Diagnostics
System**

Developed by

MCARTech™
Machinery Cognition & Advanced
Reliability Technologies

The Solution

MCARTech



The Solution Demands:

- *Continuous real-time condition monitoring of Critical Assets.*
- *Recognition of performance degradation at an incipient stage.*
- *Predicting failures using real-time signals and algorithms (knowledge-based cause-and-effect relationships).*
- *Advance notification with guidance for safe, timely and accurate countermeasures.*
- *The Solution must be specifically suited for equipment installed in hard-to-access locations.*

**ALERT
does all of the above**





COO Dr. Kanishka Aman Singh deploying ALERT inside a client's facility in the US.

Market Analysis

	MCARTech
	Machinery Cognition & Reliability Technologies

Market Size	:	USD 258.21 Billion
Revenue Forecast in 2027	:	USD 1,292.17 Billion
Growth Rate	:	CAGR of 25.9% fro 2020 - 2027
Base Year of Estimation	:	2019
Historical Data	:	2016 - 2018
Forecast Period	:	2020 - 2027
Key Companies Profiled	:	ABB Inc., Adobe, IBM, Oracle, Rockwell Automation, Siemens AG, WSP Global Inc., Zebra Technologies

Allied Market Research 2018 Report:

Allied Market Research 2016 Report.

Industrial Internet of Things Market Outlook – 2023

The IIoT market size was valued at $115 billion in 2016, and is projected to reach at $197 billion by 2023, growing at a CAGR (Compound Annual Growth Rate) of 7.5% from 2017 to 2023. Advancement in technologies has helped key players to offer enhanced Industrial Internet of Things offerings to their end users. Integration of smart sensors into industrial machines encouraged the manufacturers to reduce the operational cost by 50% and is expected to decrease further during the forecast period.

Source: https://www.grandviewresearch.com/industry-analysis/asset-management-market

---

The Best Competition



 

  

Brookfield **Honeywell** **SIEMENS**

 **ORACLE**

https://www.grandviewresearch.com/industry-analysis/asset-management-market

---

Why is MCARTech better positioned to win?



Industry 4.0 and the IIoT-based Asset Reliability market has motivated a numerous startups all around the world.

Why MCARTech stands apart:

❖ Equipped with extensive field experience on Asset Reliability domain, we can quickly connect with the Reliability concerns of our potential clients. Unlike our competition, **ALERT** is capable of directly addressing our clients' specific problems.

❖ We believe and adopt the principles of **Reliability Centered Maintenance (RCM)** in our offered solutions. Conceptually **ALERT** adheres to the RCM norms to ensure a **targeted**, **result-oriented** and **customized** solution.

❖ RCM has helped the airlines industry to become "Reliable." **ALERT** is functionally equivalent to **ACARS** in the airlines industry. It is designed to help the manufacturing and process industry to transform their RCM strategies to world-class standards.

❖ **Motor Current Signature Analysis (MCSA)** is embedded in **ALERT** as a continuous condition monitoring tool. MCSA, a sophisticated signature analysis technology plays a prominent role in **ALERT** diagnostics. Our existing and potential clients are excited about it.

❖**ALERT is affordable, adaptable, and laser-focused on every plant's unique requirements.**

Our Rationale





- MCARTech has the Solution, Knowledge, and Expertise to take a significant share of the market.
- MCARTech offers the best and most flexible solutions at an affordable price.
- For small and medium size industries our competition is cost prohibitive and inflexible.
- MCARTech has already been successful in attracting the attention of the industry.
- At this moment of **Industry 4.0 revolution**, Industries are aspiring to improve operational excellence and they need help from a company like ours.









Our Market Traction



Ongoing Contracts





- New Enterprise Stone & Lime Co., Inc.
- UTTAM

Contracts Under Finalization





- Hospet Steels Limited (A Joint Venture of M/s. Kalyani Steels Limited, Pune & M/s. Mukand Limited, Mumbai)
- IFB Industries Ltd.

Technical Discussions in Progress









- adani Power
- TATA POWER
- vedanta transforming elements
- LafargeHolcim

Initial Revenue-based POC & Field-Testing Clients









- JSW
- FORTIS BC
- McINNIS CEMENT

CABLE ALLEY
CABLE ALLEY



DANGER
440 VOLTS

ALERT hardware installation inside one of our clients' facilities in India.



Industries to Benefit from ALERT
MCARTech
Cement Plants
Steel Plants
Fixed Assets in Mines & Quarries
Power Generation & Electrical Substations
Windmill Farms
Paper Mills
Food Packaging Units
Grain Elevators
Farming Equipment
Maritime Ships
Mobile Industrial Assets: Cranes, Trucks, Excavators, Etc.
Oil and Gas Plants
AND MANY MORE
©2017 – MCARTech Inc. All rights reserved

The exterior of one of our clients' facilities in Canada.



Business Road-Map
MCARTech
TODAY
Solution Stage
1 Solution Development
2 Testing & Field Trials
3 Trial Commercial Deployments
4 Feature Enhancements
5 Ready for Mass Commercial Deployments
6 Continuous Improvement (New Features)
0 km
Milestones
1 Development Resource in Place
2 *Find Angel Clients for Field Trials *Test Commercial Deployment Procedures
3 *Create Deployment Resources *Generate Client Contacts *Demonstrations to Prospective Clients
4 *Expand Human Resources *Convert Leads to Commercial Projects *Mass Commercial Deployments *Feature Enhancements
Funding Needs
1 Using Personal Funding
2 Using Revenues Generated
3 $3.0 million External Funding
2017
2018
2019
2020
2021
2022
2023
2024
©2017 – MCARTech Inc. All rights reserved

Forward looking projections cannot be guaranteed.

Founder Kumar Chatterjee with the plant maintenance team of one of MCARTech's clients in Brazil.



Our Vision



Work with clients in the implementation of **ALERT** utilizing **client's in-house expertise and knowledge**



Continuously improve the efficacy of **ALERT** diagnostics to **enhance the benefits**



Provide lifecycle support for **achieving and sustaining benefits**

©2017 – MCARTech Inc. All rights reserved

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Machinery Cognition & Advanced
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